Exhibit 99.1

ChinaCache Receives NASDAQ Notice Related to Late Filing of Form 20-F

BEIJING, May 22, 2017 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that it has received a letter from the NASDAQ Stock Market, dated May 18, 2017 (the “Delinquency Letter”), notifying the Company that it is not in compliance with the requirements for continued listing set forth in NASDAQ Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the year ended December 31, 2016 (the “2016 Annual Report”).

In accordance with NASDAQ Listing Rules, the Company has 60 calendar days from the date of the Delinquency Letter to submit a plan to regain compliance with NASDAQ Listing Rules (the “Compliance Plan”). If NASDAQ accepts the Compliance Plan, NASDAQ may grant the Company an extension until November 14, 2017 to regain compliance. ChinaCache intends either to file its 2016 Annual Report or submit the Compliance Plan within the prescribed 60-day period.

The Deficiency Letter has no immediate impact on the listing of the Company’s ordinary shares represented by American depositary shares on the Nasdaq Global Select Market.

This announcement is made in compliance with NASDAQ Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is a leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

For investor and media inquiries please contact:

Investor Relations Department
ChinaCache International Holdings
Tel: +86 10 6408 5307
Email: ir@chinacache.com

Mr. Ross Warner
The Piacente Group | Investor Relations

Tel: +86 10 5730-6200
Email: chinacache@tpg-ir.com

Ms. Brandi Piacente
The Piacente Group | Investor Relations
Tel: +1 212-481-2050
Email: chinacache@tpg-ir.com